SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Checkers Drive-In Restaurants, Inc.
(Name of Issuer)

Common Stock
Par Value $0.001 per Share

(Title of Class of Securities)

162809305
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 162809305		Page 2 of 7 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Calm Waters Partnership 39-6220593
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 988,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 988,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,500
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12		TYPE OF REPORTING PERSON PN

13G
CUSIP No. 162809305		Page 3 of 7 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Richard S. Strong
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 988,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 988,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,500
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%
12		TYPE OF REPORTING PERSON IN

13G
CUSIP No. 162809305	Page 4 of 7 Pages

Item 1(a).	Name of Issuer
Checkers Drive-In Restaurants, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices
4300 West Cypress Street Suite 600 Tampa, Florida 33607 USA
Item 2(a). Item 2(b). Item 2(c).	Name of Person Filing Address of Principal Business Office Citizenship

Calm Waters Partnership
(together with Richard S. Strong,
the "Reporting Persons")
c/o Richard S. Strong,
General Partner
100 Heritage Reserve
Menomonee Falls
Wisconsin 53051
(414) 359-3400
A Wisconsin general partnership

Richard S. Strong 100 Heritage Reserve Menomonee Falls Wisconsin 53051 (414) 359-3400 U.S. Citizen
Calm Waters Partnership is a private investment fund owned by Mr. Strong and family members.

13G
CUSIP No. 162809305	Page 5 of 7 Pages

Item 2(d).	Title of Class of Securities
Common Stock Par Value $0.001 per Share.
Item 2(e).	CUSIP Number
162809305
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A
Item 4.	Ownership.
(a) Amount beneficially owned:
See responses to Item 9 of the cover pages
(b) Percent of Class:
See responses to Item 11 of the cover pages
(c) Number of shares as to which such persons have:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: See responses to Item 6 of the cover pages.
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class.
N/A

13G
CUSIP No. 162809305	Page 6 of 7 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certifications.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2002	/s/ Richard S. Strong Richard S. Strong

Calm Waters Partnership
Dated: February 12, 2002	By: /s/ Richard S. Strong Richard S. Strong General Partner

Page 7 of 7 Pages

Exhibit A

JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Checkers Drive-In Restaurants, Inc., and that this Agreement be included as an Exhibit to such joint filing.

         This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 12th day of
February, 2002.

Dated: February 12, 2002	/s/ Richard S. Strong Richard S. Strong

Calm Waters Partnership
Dated: February 12, 2002	By: /s/ Richard S. Strong Richard S. Strong General Partner